FOR IMMEDIATE RELEASE

Giant Interactive Announces

THIRD QUARTER 2013 RESULTS

SHANGHAI, PRC — November 6, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third fiscal quarter ended September 30, 2013.

Third Quarter 2013 Highlights as Compared to Second Quarter 2013 (“QoQ”) and Third Quarter 2012 (“YoY”):

•	Net revenue was RMB590.0 million (US$96.4 million), up 0.3% QoQ and up 8.6% YoY.

•	Gross profit was RMB512.5 million (US$83.7 million), down 0.9% QoQ and up 9.5% YoY. Gross profit margin for the third quarter 2013 was 86.9%.

•	Net income attributable to the Company’s shareholders was RMB355.8 million (US$58.1 million), down 3.2% QoQ and up 14.1% YoY. The margin of net income attributable to the Company’s shareholders for the third quarter 2013 was 60.3%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB1.48 (US$0.24) and RMB1.44 (US$0.23), respectively, compared to basic and diluted earnings per ADS of RMB1.53 and RMB1.49, respectively, for the second quarter 2013, and basic and diluted earnings per ADS of RMB1.32 and RMB1.28, respectively, for the third quarter 2012.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB372.5 million (US$60.9 million), down 2.9% QoQ and up 8.8% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 63.1%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.55 (US$0.25) and RMB1.50 (US$0.25), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.60 and RMB1.55, respectively, for the second quarter 2013, and basic and diluted non-GAAP earnings per ADS of RMB1.45 and RMB1.41, respectively, for the third quarter 2012.

•	Active Paying Accounts (“APA”) for online games was 2,335,000, up 0.3% QoQ and up 4.2% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB245, up 0.5% QoQ and up 2.9% YoY.

•	Average Concurrent Users (“ACU”) for online games was 697,000, down 0.8% QoQ and up 0.4% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,271,000, down 2.0% QoQ and down 2.5% YoY.

Please refer to the table on page 7 for a reconciliation between net income attributable to the Company’s shareholder on a GAAP to non-GAAP basis.

Ms. Wei Liu, Giant’s Chief Executive Officer commented, “2013 has been a year of major strategic expansion for Giant. For MMOs, we launched World of Xianxia and the game has become a new success in addition to our ZT Online franchise. Our webgames were recently released to the market. Earlier this year, we formed new mobile game development teams and expect to launch two mobile games in the near future. While this strategic expansion has been underway during the last three quarters, our core business and financial results remained solid, marking 2013 a major turning point in expanding and diversifying our product road map. We are pleased to report another solid quarter and a strong market position, at a time when our strategic imperatives are underway and new initiatives are beginning to bear fruit. We have made great strides to grow our core business, diversify our game portfolio, and expand into new areas of higher growth, while preserving our industry-leading profitability.”

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“During the past quarter, we continued to update our best-in-class MMOs. The open beta testing of World of Xianxia has received positive user feedback, establishing the game as a successful new franchise and demonstrating our ability to develop hit games outside of our ZT Online series.”

“We have begun rolling out a new wave of webgames, Supreme Tai-Chi and Genesis of the Empire. We began testing with some of our webgame platform partners and the initial results have exceeded our expectations. We expect these webgames to grow as we launch them on multiple platforms going forward, proving that Giant’s innovative game design is not only applicable to client-based MMOs, but also to webgames. The webgame market in China remains on a steady growth track. We are confident that our upcoming elite webgames will enable Giant to gain meaningful market share.”

“In mobile games, our game expansion and development are progressing impressively. We believe elite games will eventually dominate the Chinese mobile game market, giving an advantage to companies with strong R&D capabilities such as ourselves. Our confidence is based on years of game development experience, understanding of Chinese gamers, and expertise in publishing and marketing games. Our current mobile game pipeline consists of Kung Fu BBQ and ZT Online Mobile, among other projects. Kung Fu BBQ is slated to begin testing in the fourth quarter, while ZT Online Mobile will begin testing in the first quarter 2014. Our long-term game roadmap is robust, formulated to cement Giant as the leading developer and publisher of high quality games regardless of whether they are client-based games, webgames or mobile games.”

“Giant is today the premier content provider in the online game market in China. Looking ahead into 2014, we have a robust MMO pipeline, webgames will begin contributing to our top line, and we will launch several mobile games. We will continue our collaboration with third-party platforms while exploring newer and more cost effective distribution channels. We will achieve these goals while maintaining our industry-leading profitability driven by prudent spending and continuously improving efficiency. In the mid-to-long-term, with the support of strong teams of developers led by our industry-known chief producers, and a diversified portfolio in the pipeline, we view our market position and financial outlook as brighter than ever. We will strive to keep up the growth momentum and seize the opportunities that will come to fruition.”

Third Quarter Fiscal 2013 Unaudited Financial Results

Net Revenue. Net revenue for the third quarter 2013 was RMB590.0 million (US$96.4 million), representing a 0.3% increase from RMB588.1 million in the second quarter 2013, and a 8.6% increase from RMB543.2 million in the third quarter 2012.

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Revenue from online games in the third quarter 2013 totaled RMB581.8 million (US$95.1 million), representing a 0.6% increase from RMB578.4 million in the second quarter 2013, and an 11.1% increase from RMB523.8 million in the third quarter 2012. The year-over-year increase was primarily due to the launch of World of Xianxia in 2013.

APA for online games in the third quarter 2013 was to 2,335,000, representing a 0.3% sequential increase and a 4.2% increase over the third quarter 2012. The year-over-year increase was mainly due to the launch of World of Xianxia and the expansion packs for ZT Online in 2013. ARPU for online games in the third quarter 2013 was RMB245, representing a 0.5% sequential increase and a 2.9% increase over the third quarter 2012. The year-over-year increase was primarily due to the addition of World of Xianxia and the increase in spending by ZT Online 2 gamers. ACU for online games in the third quarter 2013 was 697,000, representing a 0.8% sequential decrease and a 0.4% increase over the third quarter 2012. PCU for online games in the third quarter 2013 was 2,271,000, representing a 2.0% sequential decrease and a 2.5% decrease over the third quarter 2012. The sequential decrease in ACU, and the sequential and year-over-year decreases in PCU were mainly due to further fragmentation of playing time in MMO games. The year-over-year increase in ACU was mainly due to the launch of World of Xianxia.

Cost of Services. Cost of services for the third quarter 2013 was RMB77.5 million (US$12.7 million), representing an 8.9% increase from the second quarter 2013 and a 3.1% increase from the third quarter 2012. The sequential increase in cost of services was mainly due to the higher costs accrued for the Company’s licensed games, while the year-over-year increase was mainly due to the overall growth of the Company’s business operations and higher costs associated with the Company’s licensed games.

Gross Profit and Gross Margin. Gross profit for the third quarter 2013 was RMB512.5 million (US$83.7 million), representing a 0.9% decrease from the second quarter 2013 and a 9.5% increase from the third quarter 2012. Gross margin for the third quarter 2013 was 86.9%, down from 87.9% in the second quarter 2013, and remained flat compared with the third quarter 2012.

Operating Expenses. Total operating expenses for the third quarter 2013 were RMB164.0 million (US$26.8 million), representing a 2.9% increase from RMB159.4 million in the second quarter 2013 and a 15.7% increase from RMB141.7 million in the third quarter 2012. As a percentage of revenue, total operating expenses were 27.8% for the third quarter 2013, compared to 27.1% in the second quarter 2013 and 26.1% in the third quarter 2012. The sequential and year-over-year increases in operating expenses were mainly attributable to the increases in sales and marketing (“S&M”) expenses.

Research and product development (“R&D”) expenses for the third quarter 2013 were RMB75.0 million (US$12.3 million), representing a 7.1% decrease from RMB80.8 million in the second quarter 2013 and a 1.3% decrease from RMB76.1 million in the third quarter 2012. As a percentage of revenue, R&D expenses were 12.7% for the third quarter 2013, compared to 13.7% in the second quarter 2013 and 14.0% in the third quarter 2012. The sequential decrease in R&D expenses was mainly attributable to the higher bonuses accrued in the second quarter as compared to the third quarter. Although total cash compensation for our R&D developers increased year-over-year due to the increase in staff headcount and salary raises, such increase was offset by the decrease in share-based compensation expenses, which are associated with the restricted shares granted in November 2011. Due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses, these expenses generally decline from period to period.

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S&M expenses for the third quarter 2013 were RMB62.9 million (US$10.3 million), representing a 16.5% increase from RMB54.0 million in the second quarter 2013, and a 68.2% increase from RMB37.4 million in the third quarter 2012. As a percentage of revenue, S&M expenses were 10.7% in the third quarter 2013, compared to 9.2% in the second quarter 2013 and 6.9% in the third quarter 2012. The sequential increase in S&M expenses was mainly due to marketing expenses incurred to promote the expansion packs for ZT Online 1 and ZT Online 2 during the third quarter 2013. The year-over-year increase was mainly due to the marketing campaigns for the open beta testing for World of Xianxia, as well as for the expansion packs for ZT Online 1 and ZT Online 2 during the third quarter 2013, while in the same quarter a year ago, marketing expenses for World of Xianxia was insignificant, and marketing expenses for ZT Online 1 and ZT Online 2 were lower.

G&A for the third quarter 2013 were RMB35.6 million (US$5.8 million), representing a 2.9% increase from RMB34.6 million in the second quarter 2013, and a 7.0% decrease from RMB38.3 million in the third quarter 2012. As a percentage of revenue, G&A expenses were 6.0% in the third quarter 2013, compared to 5.9% in the second quarter 2013 and 7.0% in the third quarter 2012. The sequential increase was mainly attributable to certain employee benefits, and the year-over-year decrease was primarily due to the decrease in share-based compensation expenses, which are associated with the restricted shares granted in November 2011. Due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses, these expenses generally decline from period to period.

Government Financial Incentives. The government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, were RMB9.6 million (US$1.6 million) in the third quarter 2013. The Company records these government financial incentives as a reduction in operating expenses.

Interest Income. Interest income for the third quarter 2013 was RMB19.4 million (US$3.2 million), representing a 57.5% decrease from RMB45.6 million in the second quarter 2013, and a 37.9% decrease from RMB31.3 million in the third quarter 2012. The sequential and year-over-year decreases in interest income were mainly due to the early termination of a held-to-maturity investment and the associated interest of RMB22.8 million accrued as of the date of the settlement was recorded in the second quarter 2013.

Income Tax. Income tax expense for the third quarter 2013 was RMB0.5 million (US$0.1 million), compared to income tax expense of RMB10.4 million in the second quarter 2013 and income tax expense of RMB30.9 million in the third quarter 2012. Income tax expense decreased sequentially and on a year-over-year basis mainly due to the tax adjustment pertaining to 2011 as a result of the reduction in corporate income tax rate from 15% to 10% for one of our PRC subsidiaries, which was approved by the tax authority and such tax refund is expected to be received in the fourth quarter 2013.

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Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the third quarter 2013 was RMB355.8 million (US$58.1 million), representing a 3.2% decrease from RMB367.6 million in the second quarter 2013, and a 14.1% increase from RMB311.7 million in the third quarter 2012. The sequential decrease was primarily due to the Company’s higher operating expenses, lower interest income, offset by lower income tax expenses in the third quarter as compared to the second quarter 2013. The year-over-year increase in net income attributable to the Company’s shareholders was mainly due to the Company’s general business growth and lower income tax expense recorded in the third quarter 2013. The margin of net income attributable to the Company’s shareholders was 60.3% for the third quarter 2013, compared to 62.5% in the second quarter 2013 and 57.4% in the third quarter 2012.

Non-GAAP net income attributable to the Company’s shareholders for the third quarter 2013 was RMB372.5 million (US$60.9 million) representing a 2.9% decrease from RMB383.5 million in the second quarter 2013, and a 8.8% increase from RMB342.5 million in the third quarter 2012. The margin of non-GAAP net income attributable to the Company’s shareholders was 63.1%, compared to 65.2% in the previous quarter and 63.0% in the third quarter of 2012. Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 7 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

Cash and Cash Equivalents, Restricted cash and Short-Term Investments. As of September 30, 2013, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB3,734.8 million (US$610.3 million), compared to RMB3,337.7 million as of June 30, 2013. The sequential increase was primarily due to significant free cash flow generation and the growth of the Company’s game operations.

Game Updates

ZT Online 2 – During the third quarter 2013, the Company released a major expansion pack in which two new professions and skills were introduced. The new content and updates have received positive feedback from gamers and attracted former gamers to return to the game. The Company plans to launch a series of promotional activities in the fourth quarter to celebrate the third anniversary of the game and reward loyal gamers who have supported the game during the past three years.

World of Xianxia – The Company optimized game content based on gamers’ feedback gathered during the closed beta testing in April and launched the open beta testing on September 6, 2013. The upgraded gameplay and functions have gained great popularity among gamers, especially for those who prefer cross-server PK based on a small-squad basis. The Company plans to release the first expansion pack for the game in November 2013.

Webgames – Supreme Tai-Chi is a self-developed action role playing game (“ARPG”) with a unique hero system in which gamers can collect and play as the 108 characters from Water Margin (known in Chinese as Shui Hu Zhuan), a classic Chinese novel, and many gods from ancient Chinese mythology. Small scale operations commenced on Sina, 37wan and Qihoo360 during the third quarter 2013 and the results have significantly exceeded the Company’s expectation. The Company expects to launch Supreme Tai-Chi on a much bigger scale during the fourth quarter 2013. Genesis of the Empire is a self-developed ARPG based on the Three Kingdoms era of ancient Chinese history. The Company initially distributed the game on 37wan in the third quarter 2013 and plans to add more servers during the fourth quarter 2013.

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Mobile Games – Kung Fu BBQ is the Company’s first self-developed mobile game. It is a turn-based card battle game that features Kung Fu and mythological characters. The game is scheduled to undergo engineering testing on iOS and Android app stores beginning in the fourth quarter 2013. ZT Online Mobile is another self-developed mobile role playing game derived from ZT Online 1 and ZT Online 2, featuring intense real-time PK battles and incorporating new strategy gameplays. The iOS version is scheduled for engineering testing in the first quarter 2014.

Glorious Mission – Glorious Mission is the Company’s first self-developed first person shooter game and is currently the only game in the world that is playable from the perspective of the Chinese military, the People’s Liberation Army (“PLA”). The Company commenced limited closed beta testing for Glorious Mission on August 1, 2013 and plans to start another round of testing with fresh content and updates at the end of November 2013.

Jianghu – Jianghu is a 2D martial arts MMORPG produced by the Company’s President, Mr. Xuefeng Ji. It is his team’s next groundbreaking flagship title following ZT Online 2 and has been under development for 3 years. The game features large-scale PK battles and user-generated content with dynamic gameplay that emphasizes user engagement and interaction. Game data metrics are retrieved on a real time basis and are used to tailor the gameplay to suit each gamer’s playing style and preference to provide each gamer with a unique gaming experience. Jianghu is scheduled to enter engineering testing in December 2013.

Cang Tian 2 – Cang Tian 2 is a 3D MMORPG developed by WeMade Entertainment Inc., one of the leading online game developers in South Korea. Core development teams from both companies are currently working together to localize the game for the China market. Extensive work has been performed and changes have been made to the game engine, core gameplay, and in-game economy in an effort to further enhance playability and user experience for the local Chinese gamers. The Company expects to commence engineering testing in the first quarter 2014.

Fourth Quarter 2013 Guidance — The Company expects total revenue for the fourth quarter 2013 to grow moderately as compared to the third quarter 2013.

Conference Call

Giant’s senior management will host a conference call on November 6, 2013 at 8:00 pm (US Eastern Time)/5:00 pm (US Pacific Time), which is 9:00 am on November 7, 2013 (Beijing Time) to discuss the 2013 third quarter financial results and recent business activities.

The conference call may be accessed using the following numbers:

US: +1-866-519-4004

China: 400-620-8038 / 800-819-0121

Hong Kong: 800-930-346

International: +65-6723-9381

Passcode: Giant

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Please dial in approximately 10 minutes before the scheduled time of this call.

A replay of the conference call will be available starting 11:00 pm (US Eastern Time) on November 6, 2013 to 7:59 am (US Eastern Time) on November 14, 2013 using the following numbers:

US: +1-855-452-5696

Outside US: +61-2-8199-0299

Passcode: 85911355

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/page/achievements.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.1200, which was the noon buying rate as of September 30, 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation expense. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

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Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	September 30,	June30,	September 30,	September30,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	311,659,943	367,580,496	355,756,450	58,130,139

Share-based compensation	30,827,515	15,904,259	16,782,473	2,742,234
Non-GAAP net income attributable to the Company’s shareholders:	342,487,458	383,484,755	372,538,923	60,872,373

Non-GAAP earnings per share:

Basic	1.45	1.60	1.55	0.25
Diluted	1.41	1.55	1.50	0.25

Weighted average ordinary shares:

Basic	236,534,154	239,499,659	239,582,227	239,582,227
Diluted	243,395,859	247,089,333	247,718,392	247,718,392

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for moderate growth in the fourth quarter 2013; the expected growth of Supreme Tai-Chi and Genesis of the Empire after the games are launched on multiple platforms run by the Company’s partners; the expected growth of the webgame market in China and the Company’s ability to gain market share with its new webgames; the ability of the Company to deliver great mobile games with its in-depth knowledge and experience in marketing and operating games in the China market, as well as with its game pipeline; the ability for the Company to leverage its collaboration with third-party platforms and to explore new and profitable distribution channels while maintaining industry-leading profitability driven by prudent spending and continuously improving efficiency; the ability of the Company to keep up the growth momentum and seize the opportunities with the support of its strong teams of developers led by industry-known chief producers and a diversified game portfolio in the pipeline; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2012, as filed with the Securities and Exchange Commission on April 18, 2013, which is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012. Our actual results of operations for the third quarter of 2013 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

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Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com
FleishmanHillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,017,685,858	2,364,059,912	925,345,550	151,200,253
Restricted cash	-	-	12,475,284	2,038,445
Prepayments and other current assets	179,988,925	318,711,860	262,070,926	42,822,047
Accounts receivable	12,082,488	17,975,831	10,139,065	1,656,710
Due from related parties	15,516,480	687,591	884,442	144,517
Due from research and development entity partners	-	-	450,000	73,529
Inventories	562,208	-	-	-
Deferred tax assets	164,684,388	143,286,265	143,190,523	23,397,144
Short-term investments	1,319,976,950	973,636,551	2,796,929,240	457,014,582

Total current assets	2,710,497,297	3,818,358,010	4,151,485,030	678,347,227
Non-current assets:
Property and equipment, net	343,946,307	335,596,306	354,876,342	57,986,330
Intangible assets, net	28,831,697	60,259,979	94,123,919	15,379,725
Due from related parties	-	8,020,162	6,291,971	1,028,100
Due from research and development entity partners	12,637,000	8,087,000	7,637,000	1,247,876
Goodwill	22,201,960	99,316,001	99,316,001	16,228,105
Investment in equity investees	346,657,534	371,149,824	369,208,867	60,328,246
Long-term investment	39,331,600	61,331,999	66,000,446	10,784,387
Available-for-sale securities	345,966,664	76,559,407	76,277,627	12,463,665
Held-to-maturity securities	190,000,000	100,000,000	10,000,000	1,633,987
Deferred tax assets	23,666,048	32,397,105	33,890,006	5,537,583
Other assets	35,987,666	7,088,889	1,135,833	185,594

Total non-current assets	1,389,226,476	1,159,806,672	1,118,758,012	182,803,598

Total assets	4,099,723,773	4,978,164,682	5,270,243,042	861,150,825

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Payables and accrued expenses	172,464,838	203,120,918	191,888,027	31,354,253
Advances from distributors	88,701,101	48,308,853	70,203,180	11,471,110
Due to related parties	1,145,433	1,499,391	2,068,056	337,918
Deferred revenue	502,029,007	432,309,053	391,365,256	63,948,571
Unrecognized tax benefit	47,579,967	47,579,967	47,579,967	7,774,504
Dividend payable	-	621,552,470	338,754,800	55,352,092
Tax payable	32,646,444	32,309,378	31,660,147	5,173,227
Deferred tax liabilities	112,482,669	51,504,095	26,097,124	4,264,236
Short-term loans	-	-	618,464,173	101,056,237

Total current liabilities	957,049,459	1,438,184,125	1,718,080,730	280,732,148

Non-current liabilities:
Long-term loans	-	-	2,928,995	478,594
Deferred tax liabilities	25,228,303	107,904,761	110,815,337	18,107,081

Total non-current liabilities	25,228,303	107,904,761	113,744,332	18,585,675

Total liabilities	982,277,762	1,546,088,886	1,831,825,062	299,317,823

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Sep 30, 2012, Jun 30, 2013 and Sep 30, 2013 respectively; 273,110,626 shares issued and 236,479,772 shares outstanding at Sep 30, 2012, ,273,110,626 shares issued and 239,560,472 shares outstanding at Jun 30, 2013, 273,110,626 shares issued and 239,614,272 shares outstanding at Sep 30, 2013)	430	430	430	70
Additional paid-in capital	4,483,677,511	4,504,182,920	4,519,152,896	738,423,676
Statutory reserves	14,125,819	48,596,713	48,596,713	7,940,639
Accumulated other comprehensive loss	(408,478,961)	(370,820,146)	(370,883,678)	(60,601,908)
Retained earnings	1,119,740,300	1,151,485,797	1,167,882,932	190,830,544
Treasury stock	(2,145,387,206)	(2,006,420,168)	(2,006,420,168)	(327,846,433)

Total Giant Interactive Group Inc.’s equity	3,063,677,893	3,327,025,546	3,358,329,125	548,746,588

Non controlling interests	53,768,118	105,050,250	80,088,855	13,086,414

Total shareholders’ equity	3,117,446,011	3,432,075,796	3,438,417,980	561,833,002

Total liabilities and shareholders’ equity	4,099,723,773	4,978,164,682	5,270,243,042	861,150,825

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FOR IMMEDIATE RELEASE

GIANT Interactive Group Inc.

CONSOLIDATED statements of COMPREHENSIVE INCOME

	Three months ended
	September30	June 30	September 30	September 30
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	523,808,979	578,385,694	581,774,956	95,061,267
Licensing revenues	14,550,927	9,146,143	7,174,788	1,172,351
Other revenue, net	4,869,426	585,275	1,000,835	163,535

Total net revenue	543,229,332	588,117,112	589,950,579	96,397,153

Cost of services	(75,139,809)	(71,123,049)	(77,485,521)	(12,661,033)

Gross profit	468,089,523	516,994,063	512,465,058	83,736,120

Operating (expenses) income:
Research and product development expenses	(76,055,754)	(80,795,909)	(75,044,463)	(12,262,167)
Sales and marketing expenses	(37,388,125)	(53,971,134)	(62,898,080)	(10,277,464)
General and administrative expenses	(38,290,384)	(34,608,846)	(35,625,697)	(5,821,192)
Government financial incentives	10,000,000	10,000,000	9,550,000	1,560,458

Total operating expenses	(141,734,263)	(159,375,889)	(164,018,240)	(26,800,365)

Income from operations	326,355,260	357,618,174	348,446,818	56,935,755

Interest income	31,266,605	45,611,023	19,401,766	3,170,223
Other income(expense), net	6,578,424	(7,365,568)	4,731,163	773,066
Investment income (loss)	-	3,711,387	-	-

Income before income tax expenses	364,200,289	399,575,016	372,579,747	60,879,044

Income tax expense	(30,860,090)	(10,421,153)	(466,685)	(76,256)
Share of loss of equity investee	(1,179,641)	(3,217,250)	(1,827,316)	(298,581)

Net Income	332,160,558	385,936,613	370,285,746	60,504,207

Net income attributable to non controlling interests	(20,500,615)	(18,356,117)	(14,529,296)	(2,374,068)

Net income attributable to the Company’s shareholders	311,659,943	367,580,496	355,756,450	58,130,139

Other comprehensive income (loss), net
Foreign currency translation (loss) gains	2,119,300	(351,111)	(162,661)	(26,579)
Unrealized holding (loss) gains	(1,133,685)	(3,154,372)	99,129	16,198

Total other comprehensive income (loss), net	985,615	(3,505,483)	(63,532)	(10,381)

Comprehensive income	312,645,558	364,075,013	355,692,918	58,119,758

Earnings per share:

Basic	1.32	1.53	1.48	0.24
Diluted	1.28	1.49	1.44	0.23

Weighted average ordinary shares:

Basic	236,534,154	239,499,659	239,582,227	239,582,227
Diluted	243,395,859	247,089,333	247,718,392	247,718,392

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